EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation
Kulicke and Soffa Global Holding Corporation	Labuan, Malaysia

Kulicke and Soffa AG	Switzerland

Kulicke & Soffa (Asia) Limited	Hong Kong

Kulicke and Soffa (Japan) Ltd.	Japan and Delaware

Kulicke and Soffa (Israel) Ltd.	Israel

Micro-Swiss Limited	Israel

Kulicke and Soffa (Suzhou) Limited	China

Kulicke and Soffa Pte, Limited	Singapore

Kulicke and Soffa (S.E.A.) Pte, Limited	Singapore

American Fine Wire Corporation	Alabama

American Fine Wire, Limited	Cayman Islands

Muller Feindraht AG	Switzerland

(1)	Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a “significant subsidiary” within the meaning of Regulation S-X.